# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Prosus N.V., CIK 0001864839
CUSIP: NL0013654783
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: SYMPHONY OFFICES, GUSTAV MAHLERPLEIN 5, AMSTERDAM, Netherlands (P7), 1082 MS
Date of event which requires filing of this statement: 08/05/2025
Filed by CIK 0000928785
Persons authorized to receive notices and communications: Samira Rajaram, 30 Baker Street, Rosebank, Johannesburg, South Africa (T3), 2196, 27114154424

## Reporting persons
- STANDARD BANK OF SOUTH AFRICA LTD (CIK 0000928785): type of reporting person: broker-dealer (BD), investment adviser (IA), investment company (IV), bank (BK); citizenship or place of organization: South Africa (T3); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 51,299,061; shared voting power 0; sole dispositive power 51,299,061; shared dispositive power 0; aggregate amount beneficially owned 51,299,061 (30.1% of the class)
  Comment: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities (Pty) Ltd is a subsidiary of the Standard Bank Group and is the equity broker for the group and has a membership with the Johannesburg Stock Exchange (JSE) and A2X exchange in South Africa.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Prosus N.V.
Address of issuer's principal executive offices: SYMPHONY OFFICES, GUSTAV MAHLERPLEIN 5, AMSTERDAM, Netherlands (P7), 1082 MS
Comment: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities Pty Ltd is a subsidiary of the Standard Bank Group and is the equity broker for the group and has a membership with the Johannesburg Stock Exchange and A2X exchange in South Africa. As part of the Group and subsidiaries trading. As part of the Groups trading, investment and hedging strategies, it may hold equity positions from time to time.

## Item 2. Identity and Background
Name of person filing:
Name: Standard Bank Group
Entity Type: Publicly listed Company
Residence or business address: Address: 30 Baker Street, Rosebank, Johannesburg 2196
Present principal occupation or employment: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities Pty Ltd is a subsidiary of the Standard Bank Group and is the equity broker for the group and has a membership with the Johannesburg Stock Exchange and A2X exchange in South Africa. As part of the Group and subsidiaries trading. As part of the Groups trading, investment and hedging strategies, it may hold equity positions from time to time.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: South Africa

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities Pty Ltd is a subsidiary of the Standard Bank Group and is the equity broker for the group and has a membership with the Johannesburg Stock Exchange and A2X exchange in South Africa. As part of the Group and subsidiaries trading. As part of the Groups trading, investment and hedging strategies, it may hold equity positions from time to time.

## Item 4. Purpose of Transaction
Purpose of transaction: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities Pty Ltd is a subsidiary of the Standard Bank Group and is the equity broker for the group and has a membership with the Johannesburg Stock Exchange and A2X exchange in South Africa. As part of the Group and subsidiaries trading. As part of the Groups trading, investment and hedging strategies, it may hold equity positions from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate Number: 51,299,061
Percentage: 30.1%
Number of shares as to which each person has sole or shared power to vote or dispose: Number of shares = 51,299,061
Transactions in the class effected during the past sixty days: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities Pty Ltd is a subsidiary of the Standard Bank Group and is the equity broker for the group and has a membership with the Johannesburg Stock Exchange and A2X exchange in South Africa. As part of the Group and subsidiaries trading. As part of the Groups trading, investment and hedging strategies, it may hold equity positions from time to time.
Other persons with the right to receive dividends or sale proceeds: Standard Bank is a licensed bank and Financial Service provider in South Africa and is a public company listed on the Johannesburg Stock Exchange.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Standard Bank is a licensed bank and Financial Service provider in South Africa. SBG Securities Pty Ltd is a subsidiary of the Standard Bank Group and is the equity broker for the group and has a membership with the Johannesburg Stock Exchange and A2X exchange in South Africa. As part of the Group and subsidiaries trading. As part of the Groups trading, investment and hedging strategies, it may hold equity positions from time to time.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable

## Signatures
- STANDARD BANK OF SOUTH AFRICA LTD: S Rajaram, Samira Rajaram - Compliance Officer (08/06/2025)